[CITIBANK LETTERHEAD]

March 28, 2014

Via EDGAR and Telecopier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Paul Dudek, Esq Division of International Corporate Finance Fax: (202) 772-9207

Re:	Tarena International, Inc. Registration Statement on Form F-6 (Registration No.: 333-194662)

Dear Mr. Dudek:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Tarena International, Inc., a company organized and existing under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing one (1) Class A ordinary share of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.:  333-194662) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1 (Registration No. 333-194191).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours, CITIBANK, N.A.

By:	/s/ Keith Galfo
Name:	Keith Galfo
Title:	Vice President

cc:           Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)